Exhibit 99.1

Hailiang Education Enters into a Cooperation Agreement with ELS American Education Consulting (Shanghai) Co, Ltd. to offer the ELS English for Academic Purpose (EAP)®Program.

HANGZHOU, China, September 14, 2017 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG) , (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced that its affiliate, Hailiang Foreign Language School ( the “Hailiang School”) has entered into a Cooperation Agreement (the “Agreement”) with ELS American Education Consulting (Shanghai) Co, Ltd., a wholly owned subsidiary of ELS Educational Services, Inc. (ELS), to offer the ELS English for Academic Purpose (EAP)®Program which marks the beginning of a strategic partnership between the Company and ELS.

The Agreement, dated September 8, 2017, shall strengthen the mission and growth of both the Hailiang School and ELS. The Hailiang School and ELS have agreed to collaborate on offering the EAP Program to high school students at the School preparing them at a much younger age towards their study abroad goals.

The EAP Program has been specifically designed and delivered by ELS globally for more than 55 years for improving the English abilities of students aspiring to study abroad in English speaking countries where the medium of education is English. ELS through this cooperation will specifically adapt its EAP Program for the Hailiang School’s academic structural delivery requirements.

With this Strategic collaboration, ELS will be offerings its globally recognized EAP Program at the School, adapting the curriculum to suit the availability of students through their high school program. ELS will extends its expertise in offering the curriculum, text books, technology lab for supported learning, course outline, lesson plan and globally standardized evaluation system along with teacher training and on-site academic oversight of the program delivery.

Mr. Xinchun Qin, Hailiang Foreign Language School-High School Principal commented: “This agreement will offer our school the opportunity to share ELS’s expertise in effective language teaching, expansive professional development resources, and rich publications from English language professionals worldwide.” Mr. Qin continued: “With ELS’s international pathway, we can leverage over 650 universities to accept our students with ELS Certificate of Completion as proof of English proficiency. We look forward to a very productive and wide-ranging relationship with ELS for years to come.”

Mr. Mallik Sundharam, Vice President for Business Development at ELS shared “I’m very impressed with Hailiang Education campus and very happy to have a quality partner in China. We have been looking for the high school partner who can work with for many years. And Hailiang Education is the exact one we’ve been looking for. ELS has always been an institution that pays much attention to the academy quality, students’ satisfaction and success. We are looking forward to achieving most important aspects together with Hailiang and growing partnership together for years to go.”

About Hailiang Education Group Inc.

Founded in 1995, Hailiang Education Group Inc. (“Hailiang Education” or the “Company”) provides private K-12 educational services through its subsidiary and affiliated entities in China; the company operates three private schools in Zhuji city, Zhejiang province: Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus, was opened in September 2015 and represents Hailiang Education’s commitment in delivering comprehensive and high-quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses designed for university-bound students studying for A-level courses in the United Kingdom and the SAT examination in the United States. For more information, please visit www.hailiangeducation.com.

About ELS Educational Services, Inc.

ELS American Education Consulting (Shanghai) Co, Ltd. is a fully owned subsidiary of ELS Educational Services Inc. With over 55 years of experience assisting international students, ELS Educational Services Inc. offers the largest network of campus-based English language instruction centers in the world. ELS operates at 70+ locations in countries including Australia, Canada, China, India, Japan, Malaysia, Panama, Saudi Arabia, and the USA. ELS offers direct entry pathways to thousands of students each year by assisting them in entering undergraduate and postgraduate programs at public and private colleges and universities worldwide. Over 650 universities accept ELS Certificate of Completion as proof of English proficiency. For more information, please visit: www.ELS.edu or www.UniversitySearch.com

Forward-Looking Statements

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hailiang Education encourages you to review other factors that may affect its future results in Hailiang Education’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Mr. John Nicolson

Vice President of Marketing

ELS Educational Services, Inc.

Phone: +1-609-759-5581

Email: JNicholson@els.edu

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com